THIRD AMENDED SCHEDULE C

TO

MANAGEMENT AND ADMINISTRATION AGREEMENT

SERVICE FEES

Effective July 1, 2022

(1)	Service Fees for the Funds listed on Schedule A of this Agreement

Type of Service Fee	Annual Fee*

[Intentionally Omitted]

“Average daily net assets” as referred to in the fee schedule refer solely to the average assets of the Funds, collectively, and not to assets of other series of the Trust. Foreside shall invoice the Trust for the annual fee, in equal monthly installments, to be paid in arrears by the Trust for services rendered under the agreement. If this agreement is terminated, the portion of the annual fee due for services rendered shall be pro-rated to the date of termination. The obligation to pay the fee shall begin as of the date of the commencement of operations for any Fund.

(2)	Out-Of-Pocket and Related Expenses: The Trust shall also reimburse Foreside for out-of-pocket and ancillary expenses incurred in the provision of services pursuant to this Agreement, including but not limited to the following:

(i)	Diligent software charges;

(ii)	communications;

(iii)	postage and delivery services;

(iv)	record storage and retention;

(v)	reproduction;

(vi)	reasonable travel expenses incurred in connection with the provision of the services pursuant to this Agreement; and

(vii)	any other necessary expenses reasonably incurred in connection with the operations of the Funds.

ASSET MANAGEMENT FUND		FORESIDE MANAGEMENT SERVICES, LLC
On behalf of the Series listed on Schedule A

/s/ David Bunstine		/s/ Kelly Whetstone
Name:	David Bunstine	Name:	Kelly Whetstone
Title:	President	Title:	Secretary